Javier Molinar Horcasitas

Bosque de Tamarindos 400B 25th floor,

Bosques de las Lomas, México, D.F. 05120

September 3, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Re:                             Maxcom Telecomunicaciones, S.A.B. de C.V.

Schedule TO-T filed on August 23, 2013

Filed by Banco Invex S.A., Institución de Banca Múltiple,

Invex Grupo Financiero, as Trustee for Trust Number 1387

File No. 5-83794

Ladies and Gentlemen:

In connection with the above-referenced filing, I, Javier Molinar Horcasitas, hereby acknowledge that:

•                  I am responsible for the adequacy and accuracy of the disclosure in the Schedule TO-T filed on August 23, 2013, as amended from time to time (the “Filing”);

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to Joy K. Gallup of Paul Hastings LLP at (212) 318-6542.

Sincerely,

By:	/s/ Javier Molinar Horcasitas
Name: Javier Molinar Horcasitas
Date: September 3, 2013